Forbion European Acquisition Corp.

4001 Kennett Pike, Suite 302

Wilmington, Delaware 19807

December 7, 2021

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Babette Cooper
Mr. Wilson Lee
Ms. Catherine De Lorenzo
Ms. Pam Howell

Re:	Forbion European Acquisition Corp. Registration Statement on Form S-1 (File No. 333- 261308)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 9, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Leo Borchardt of Davis Polk & Wardwell London LLP at +44-20-7418-1334 with any questions or comments with respect to this letter.

Sincerely,

Forbion European Acquisition Corp.
By:	/s/ Jasper Bos
Name: Jasper Bos
Title: Chief Executive Officer

Via EDGAR

CC:	Leo Borchardt, Davis Polk & Wardwell London LLP
Derek J. Dostal, Davis Polk & Wardwell LLP